Exhibit 99.1

EXECUTION VERSION

Golden Star Resources Ltd.

US$65,000,000 Principal Amount

7.0% Convertible Senior Notes due 2021

PURCHASE AGREEMENT

July 26, 2016

PURCHASE AGREEMENT

July 26, 2016

BMO Capital Markets Corp.
      as Initial Purchaser
3 Times Square
New York, New York 10036

Ladies and Gentlemen:

Golden Star Resources Ltd., a Canadian company (the “Company”), proposes to issue and sell to BMO Capital Markets Corp. (the “Initial Purchaser”) US$65,000,000 aggregate principal amount of its 7.0% Convertible Senior Notes due 2021 (the “Notes”).

The Notes are to be issued pursuant to an indenture (the “Indenture”) to be dated as of August 3, 2016, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”).  The Notes will be convertible in accordance with their terms and the terms of the Indenture into common shares, without par value (the “Common Shares”), of the Company (the “Shares”).

Other than Notes to be issued pursuant to the Exchange (as defined below), the Notes and the Shares will be offered without being registered under the Securities Act of 1933, as amended (the “Act”), to “qualified institutional buyers” in compliance with the exemption from registration provided by Rule 144A under the Act (“Rule 144A”) and to purchasers outside the United States that are not U.S. persons in compliance with the exemption from registration provided by Rule 903 of Regulation S under the Act (“Regulation S”) and in Canada on a private placement basis pursuant to applicable exemptions from the prospectus requirements of applicable Canadian Securities Laws (as defined below).  In connection with the offering and sale of the Notes, the Company has entered into exchange and purchase agreements (the “Exchange Agreements”) with certain holders of its 5% convertible senior unsecured debentures due June 1, 2017 (the “Convertible Debentures”), to exchange approximately $40.0 million principal amount of Convertible Debentures for an equal principal amount of Notes (the “Exchange”) pursuant to an exemption from the registration requirements of the Securities Act.  The Notes issued in the Exchange will be issued under the Indenture, and will form a single series with, the Notes issued in the offering and sale of the Notes.

In addition, the Company has commenced an underwritten public offering for up to 40,000,000 Common Shares (the “Equity Offering”) pursuant to an underwriting agreement, dated the date hereof (the “Underwriting Agreement”) among the Company and the underwriters named therein (the “Underwriters”).  In connection with the Equity Offering, the Company has granted the Underwriters an option to purchase up to an additional 6,000,000 Common Shares for thirty days following the date of the Final Memorandum (as defined below).  The Common Shares issued pursuant to the Equity Offering will be issued in Canada under the Company’s base shelf prospectus and in the United States under the Company’s shelf registration statement on Form F-10.

The Company has furnished to you, for use by you in connection with the offering of the Notes, copies of a preliminary offering memorandum (the “Preliminary Memorandum”), and the Company will, on or before the second business day after the date hereof, prepare and furnish to you, for use by you in connection with the offering of the Notes, a final offering memorandum (the “Final Memorandum” and, with the Preliminary Memorandum, each a “Memorandum”), each of which includes or incorporates by reference, or will include or incorporate by reference, among other things, a description of the terms of the Notes and the Shares, the terms of the offering and a description of the Company.  Any reference herein to the Preliminary Memorandum, Final Memorandum or Memorandum shall be deemed to refer to and include (i) the documents, if any, incorporated by reference, or deemed to be incorporated by reference, therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents, and (ii) the related Canadian preliminary offering memorandum and Canadian final offering memorandum, as applicable, prepared for delivery with the Preliminary Memorandum and the Final Memorandum, as applicable, to prospective purchasers of the Notes in Canada.  Any reference herein to the terms “amend,” “amendment” or “supplement” with respect to any Memorandum shall be deemed to refer to and include the filing with, or furnishing to, the Securities and Exchange Commission (the “Commission”) of any document under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”), or the filing of any document with the applicable securities regulatory authorities of each of the provinces of Canada (collectively, the “Canadian Authorities”) in accordance with the applicable securities legislation, rules, regulations, national and multilateral instruments and published policies of each of the provinces of Canada (“Canadian Securities Laws”), on or after the date of such Memorandum and deemed to be incorporated therein by reference.  As used in this Agreement, the Preliminary Memorandum together with the pricing term sheet set forth in Exhibit A hereto (the “Pricing Term Sheet”) are hereafter referred to collectively as the “Pricing Disclosure Package”, and the “Applicable Time” is 8:30 a.m., New York City time, on the date of this Agreement.

As used in this Agreement, “business day” shall mean any week day that is not a day on which banking institutions in the City of New York or the City of Toronto, Ontario, are authorized or obligated to close.  The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement.  The term “or,” as used herein, is not exclusive.

The Company and the Initial Purchaser agree as follows:

1.                                      Sale and Purchase.  Upon the basis of the representations and warranties and subject to the other terms and conditions herein set forth, the Company agrees to issue and sell to the Initial Purchaser and the Initial Purchaser agrees to purchase from the Company the Notes at a purchase price of 97.25% of the principal amount thereof. The Company also agrees to pay to the Initial Purchaser at the time of purchase a fee equal to 2.75% of the principal amount of Notes issued in the Exchange.

2.                                      Payment and Delivery.  Payment of the purchase price for the Notes shall be made to the Company by Federal Funds wire transfer, against delivery of the Notes to you through the facilities of The Depository Trust Company (“DTC”) for the account of the Initial Purchaser.  Such payment and delivery shall be made at 9:00 A.M., New York City time, on August 3, 2016 (unless another time shall be agreed to by you and the Company).  The time at which such payment and delivery are to be made is hereinafter sometimes called the “time of purchase.”  Electronic transfer of the Notes shall be made to you at the time of purchase in such names and in such denominations as you shall specify.

For the purpose of expediting the checking of the certificates for the Notes by you, the Company agrees to make such certificates available to you for such purpose at least one full business day preceding the time of purchase.

Deliveries of the documents described in Section 7 hereof with respect to the purchase of the Notes shall be made at the Toronto offices of Dorsey & Whitney LLP, at 8:00 A.M., New York City time, or as otherwise determined by the Company and the Initial Purchaser, on the date of the closing of the purchase of the Notes.

3.                                      Representations and Warranties of the Company.  The Company represents and warrants to and agrees with the Initial Purchaser that:

(a)                                 it has authorized the use of the Pricing Disclosure Package, including the Preliminary Offering Memorandum and the Pricing Term Sheet, and the Final Offering Memorandum in connection with the offer and sale of the Notes by the Initial Purchaser;

(b)                                 as of the Applicable Time (i) the Pricing Disclosure Package, and (ii) the electronic road show, dated July 25, 2016, on NetRoadshow when taken together as a whole with the Pricing Disclosure Package, did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; the electronic road show, dated July 25, 2016, on NetRoadshow does not include any information that conflicts with the information contained in the Pricing Disclosure Package or the Final Memorandum; as of its date and as of the applicable time of purchase, the Final Memorandum, as then amended or supplemented, will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty in this Section 3(b) with respect to any statement contained in the Pricing Disclosure Package or the Final Memorandum in reliance upon and made in conformity with information concerning the Initial Purchaser and furnished in writing by or on behalf of the Initial Purchaser to the Company expressly for use therein, it being understood and agreed that the only such information is the information described as such in Section 10 hereof; each Incorporated Document, at the time such document was filed or furnished, or will be filed or furnished, with the Commission or the Canadian Authorities or at the time such document became or becomes effective, as applicable, complied or will comply, in all material respects, with the requirements of the Exchange Act and Canadian Securities Laws and did not or will not, as applicable, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)                                  prior to the execution of this Agreement, the Company has not, directly or indirectly, offered or sold any Notes by means of, or used, in connection with the offer or sale of the Notes, any material or communication that would, assuming the Notes were to be offered publicly, constitute a “prospectus” (within the meaning of the Act or Canadian Securities Laws), in each case other than the Preliminary Memorandum, the Pricing Term Sheet and the electronic road show, dated July 25, 2016, on NetRoadshow;

(d)                                 as of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Preliminary Memorandum and the Final Memorandum entitled “Capitalization” and “Description of Share Capital”, and, as of the time of purchase the Company shall have an authorized and outstanding capitalization as set forth in the sections of the Preliminary Memorandum and the Final Memorandum entitled “Capitalization” and “Description of Share Capital” (subject, in each case, to the issuance of Common Shares upon exercise of warrants, options or convertible debentures of the Company, or otherwise in connection with the Company’s security-based compensation arrangements, in each case that are disclosed in the Pricing Disclosure Package and the Final Memorandum); all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right; upon issuance, the Shares will be duly listed, and admitted and authorized for trading, on the NYSE MKT LLC (“NYSE MKT”), and the Shares will be conditionally approved for listing on the Toronto Stock Exchange (the “TSX”);

(e)                                  each of the Company and the entities set out in Schedule A (the “Material Subsidiaries”) has been duly incorporated, continued or amalgamated and organized and is validly existing under the laws of its jurisdiction of incorporation, continuance or amalgamation, has all requisite corporate power and capacity to carry on its business as now conducted and as contemplated by the Pricing Disclosure Package and the Final Memorandum, and to own, lease and operate its properties and assets, and the Company has all requisite power and authority to carry out its obligations under this Agreement;

(f)                                   the only material operating subsidiaries of the Company are listed in Schedule A;

(g)                                  the Company or one of its Material Subsidiaries owns the issued and outstanding shares of each of the Material Subsidiaries as set out in Schedule A, in each case free and clear of any pledge, lien, security interest, charge, claim or encumbrance other than as described in Schedule B or in the Pricing Disclosure Package and the Final Memorandum;

(h)                                 no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Company or the sale of the Notes or the Shares has been issued and no proceedings, investigations or inquiries for such purpose are pending or, to the Company’s knowledge, threatened;

(i)                                     the Common Shares are posted and listed for trading on the TSX, the NYSE MKT and the Ghana Stock Exchange and the Company is not in default in any material respect of any of the listing requirements of the TSX or the NYSE MKT;

(j)                                    other than pursuant to the Equity Offering, the Company’s stock option plan, deferred share unit plan, performance share unit plan, share appreciation rights plan and other similar plans of the Company, as constituted on the date hereof, the 5,000,000 warrants issued to Royal Gold Inc., the convertible debentures of the Company outstanding as at the date hereof and as otherwise set out in the Pricing Disclosure Package and the Final Memorandum, the Company is not a party to and has not entered into any agreement, warrant, option, right or privilege reasonably capable of becoming an agreement, for the purchase, subscription or issuance of any Common Shares or securities convertible into or exchangeable for Common Shares;

(k)                                 the Company and each of the Material Subsidiaries have conducted and are conducting their respective businesses in material compliance with all applicable laws, rules, regulations, tariffs, orders and directives, including without limitation, all laws, regulations and statutes relating to mining and to mining claims, concessions or leases, and environmental, health and safety laws, rules, regulations, or policies or other lawful requirements of any governmental or regulatory bodies having jurisdiction over the Company and the Material Subsidiaries in each jurisdiction in which the Company or the Material Subsidiaries carries on their respective businesses, other than those in respect of which the failure to comply would not individually or in the aggregate have a Material Adverse Effect (as defined below). Each of the Company and the Material Subsidiaries, hold all certificates, authorities, permits, licenses, registrations and qualifications (collectively, the “Authorities”) in all jurisdictions in which each carries on its business and which are material for and necessary or desirable to carry on their respective businesses as now conducted, except for any Authorities which, if not obtained, would not individually or in the aggregate have a Material Adverse Effect. To the best of the Company’s knowledge, information and belief, all of the Authorities are valid and existing and in good standing and none of the Authorities contain any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Company and the Material Subsidiaries (taken as a whole) as now conducted or as currently contemplated to be conducted during the next six months. None of the Company, nor any of the Material Subsidiaries, has received any notice of proceedings relating to the revocation or modification of any of the Authorities which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially adversely affect the business, operations, financial condition, or income of the Company and the Material Subsidiaries (taken as a whole) (a “Material Adverse Effect”) or any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions or leases comprising:

(A)                               the Bogoso/Prestea property;

(B)                               the Prestea Underground property; and

(C)                               the Wassa property.

The above-noted properties are referred to, collectively, as the “Material Resource Properties” and each such property is as described in the Pricing Disclosure Package and the Final Memorandum;

(l)                                     except as disclosed in the Pricing Disclosure Package and the Final Memorandum, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or its Material Subsidiaries except for ongoing assessments conducted by or on behalf of the Company and its Material Subsidiaries in the ordinary course;

(m)                             the Company and each of its Material Subsidiaries have good and marketable title to all material assets owned by them free and clear of all liens, charges and encumbrances, other than as described in Schedule B or in the Pricing Disclosure Package and the Final Memorandum and other than such liens, charges and encumbrances that are not individually or in the aggregate material to the Company and the Material Subsidiaries taken as a whole;

(n)                                 the Company made available to the respective authors, prior to issuance, of the current technical reports relating to the Material Resource Properties (the “Reports”), for the purpose of preparing the Reports, as applicable, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(o)                                 the Company is in compliance, in all material respects, with the provisions of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and has filed all technical reports required thereby and, at the time of filing, the Reports complied, in all material respects, with the requirements of NI 43-101; all scientific and technical information disclosed in the Pricing Disclosure Package and the Final Memorandum: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance, in all material respects, with NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing;

(p)                                 except as set forth in the Pricing Disclosure Package and the Final Memorandum or as are not individually or in the aggregate material to the Company and Material Subsidiaries (taken as a whole), or other than as would not have a material effect on the value of such interests, all interests in the Material Resource Properties are owned, leased or held by the Company or its Material Subsidiaries as owner or lessee thereof, are so owned with good and marketable title or are so leased with good and valid title, are in good standing, are valid and enforceable, are free and clear of any liens, charges or encumbrances (other than as set forth in Schedule B) and no royalty is payable in respect of any of them; no other material property rights are necessary for the conduct or currently intended conduct of the Company’s or the Material Subsidiaries’ business (except in respect of the development and mining of Prestea Underground and Wassa Underground) and there are no restrictions on the ability of the Company or the Material Subsidiaries to use, transfer or otherwise exploit or explore (as the case may be) any such property rights, except as set forth in the Pricing Disclosure Package and the Final Memorandum or as set forth in Schedule B;

(q)                                 (A) the Company and its Material Subsidiaries are in material compliance with all material terms and provisions of all contracts, agreements, indentures, leases, instruments and licenses material to the conduct of their businesses taken as a whole and (B) all such contracts, agreements, indentures, leases, instruments and licenses are valid and binding in accordance with their terms and are in full force and effect;

(r)                                    except in each case as publicly disclosed or as would not otherwise reasonably be expected to have a Material Adverse Effect: (i) to the best of the Company’s knowledge, information and belief none of the real property (and the buildings constructed thereon) in which the Company or any of the Material Subsidiaries has a direct or indirect interest, whether leasehold, fee simple or otherwise (the “Real Property”), or upon or within which it has operations, is currently subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation, domestic or foreign, or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment; (ii) except in material compliance with applicable environmental laws, neither the Company nor any Material Subsidiary or, to the best of the Company’s knowledge, any occupier of the Real Property, has filed any notice under any federal, provincial, state or municipal law, domestic or foreign, indicating past or present treatment, storage or disposal of a Hazardous Material; (iii) except in material compliance with applicable environmental laws, none of the Real Property has at any time been used by the Company or a Material Subsidiary or, to the best of the Company’s knowledge, information and belief by any other occupier, as a waste storage or waste disposal site; (iv) the Company, on a consolidated basis, has no contingent liability of which it has knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or operations thereon; (v) none of the Company or any Material Subsidiary or, to the best of the Company’s knowledge, any occupier of the Real Property, generates, transports, treats, processes, stores or disposes of any waste on any of the Real Property in material contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or human health or wildlife; (vi) to the Company’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property in contravention of applicable federal, provincial, state or municipal laws or regulations, domestic or foreign, enacted for the protection of the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), human health or wildlife. For the purposes of this Section 5(q), “Hazardous Material” means any contaminant, chemical, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) is likely to cause, at some immediate or future time, harm or degradation to the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or risk to human health and, without restricting the generality of the foregoing, includes any contaminant, chemical, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), or human health or wildlife;

(s)                                   except as disclosed in the Pricing Disclosure Package and the Final Memorandum, the Company and each of its Material Subsidiaries maintain commercially appropriate insurance against loss of, or damage to, their assets for all insurable risks on a repair, reinstatement or replacement cost basis, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default;

(t)                                    the audited consolidated financial statements of the Company for its fiscal year ended December 31, 2015 and the Company’s unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2016 (collectively, the “Company’s Financial Statements”), copies of which are or will be included or incorporated by reference in the Pricing Disclosure Package and the Final Memorandum, together with management’s discussion and analysis of the financial condition and results of operations on such financial statements, present fairly in all material respects the financial position and results of the operations of the Company on a consolidated basis for the periods then ended, and the Company’s Financial Statements have been prepared in accordance with IFRS, and comply as to form in all material respects with the applicable accounting requirements of the Act and the Exchange Act, as applicable, and the related published rules and regulations thereunder;

(u)                                 the Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies in all material respects with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Company assessed internal control over financial reporting of the Company as of December 31, 2015 and concluded internal control over financial reporting was effective as of such date. Since December 31, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any material weaknesses in its internal control over financial reporting;

(v)                                 the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; such disclosure controls and procedures were effective as of December 31, 2015;

(w)                               PricewaterhouseCoopers LLP, who has audited the annual consolidated financial statements of the Company and its subsidiaries that are included or incorporated by reference in the Preliminary Memorandum and the Final Memorandum, and whose reports appear or are incorporated by reference in the Preliminary Memorandum and the Final Memorandum, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board;

(x)                                 there has never been a “reportable event” (within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations) with PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company;

(y)                                 the Company is, and after giving effect to the offering and sale of the Notes will be, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission promulgated thereunder;

(z)                                  the Company and each Material Subsidiary of the Company makes and keeps accurate books and records in all material respects;

(aa)                          the execution and delivery of and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the issuance and sale of the Notes and the Shares, have been authorized by all necessary corporate action on the part of the Company;

(bb)                          no holder of securities of the Company has rights to register any securities of the Company because of the transactions contemplated hereby, except for rights that have been duly waived by such holder, have expired or have been fulfilled by registration prior to the date of this Agreement;

(cc)                            this Agreement has been duly executed and delivered by the Company;

(dd)                          the Indenture has been duly authorized by the Company and, when executed and delivered by the Company and the Trustee, will be a legal, valid and binding agreement of the Company, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity;

(ee)                            the Notes have been duly authorized by the Company and, when executed and delivered by the Company and duly authenticated in accordance with the terms of the Indenture and delivered to and paid for by the Initial Purchaser in accordance with the terms hereof, will constitute legal, valid and binding obligations of the Company, enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity, and will be entitled to the benefits of the Indenture; the Shares issuable upon conversion of the Notes have been duly authorized and validly reserved for issuance upon conversion of the Notes, and, upon conversion of the Notes in accordance with their terms and the terms of the Indenture, will be issued free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights; such Shares, when so issued upon such conversion in accordance with the terms of the Notes and of the Indenture, will be duly and validly issued and fully paid and non-assessable;

(ff)                              the terms of the Notes, the Indenture and the share capital of the Company, including the Shares, conform in all material respects to each description thereof contained in the Pricing Disclosure Package and the Final Memorandum;

(gg)                            when the Notes are issued pursuant to this Agreement, the Notes will not be of the same class (within the meaning of Rule 144A) as securities that are listed on a national securities exchange registered pursuant to Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system, the Notes satisfy the eligibility requirements of Rule 144A(d)(3)(i) and the Company is subject to the reporting requirements of Section 13 of the Exchange Act;

(hh)                          neither the Company nor any “affiliate” (as defined in Rule 501(b) of Regulation D under the Act, an “Affiliate”) of the Company has directly, or through any agent, (i) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any “security” (as defined in the Act), which sale, offer, solicitation or negotiation is or will be integrated with the offer or sale of the Notes (including pursuant to the Exchange or the Equity Offering) in a manner that would require the registration under the Act of the Notes, (ii) offered, solicited offers to buy or sold the Notes by any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Act or (iii) made any “directed selling efforts” (as defined in Rule 902 of Regulation S) in the United States in connection with the offer and sale of the Notes; the Company has complied and will comply with the offering restrictions requirement of Regulation S;

(ii)                                  assuming the accuracy of the representations and warranties of the Initial Purchaser and the compliance by the Initial Purchaser with the agreements set forth herein, it is not necessary in connection with the offer, sale and delivery of the Notes to the Initial Purchaser pursuant to this Agreement to register the Notes or the Shares under the Act or to qualify the distribution of the Notes and the Shares by a prospectus prepared pursuant to applicable Canadian Securities Laws; assuming the Initial Purchaser offers and sells the Notes only to persons (i) whom it, or its agents, reasonably believe are “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A, and (ii) to persons outside the United States that are not U.S. persons (as defined in Rule 902 of Regulation S) in accordance with Section 4 hereof, it is not necessary in connection with the offer, sale and delivery of the Notes by the Initial Purchaser to such persons in the manner contemplated by the Pricing Disclosure Package and the Final Memorandum to register the Notes or the Shares under the Act; it is not necessary to register under the Act any Shares issued upon conversion of the Notes in accordance with their terms and the terms of the Indenture; it is not necessary to qualify the Indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) or to comply with the trust indenture provisions of the Canada Business Corporations Act;

(jj)                                the execution, delivery and performance of this Agreement, the Indenture and the Notes and the consummation of the transactions contemplated hereby and thereby, including the issuance of the Notes and the issuance of the Shares issuable upon conversion of the Notes, do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, or other organizational documents of the Company or any Material Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other; except in the case of clauses (i) and (iii) above as would not reasonably be expected to have a Material Adverse Effect;

(kk)                          neither the Company nor any of its Material Subsidiaries is involved in any labor dispute except where the dispute would not, individually or in the aggregate, have a Material Adverse Effect, and, to the knowledge of the Company, no such dispute is threatened;

(ll)                                  no Material Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on its capital stock, from repaying to the Company any loans or advances from the Company or from transferring any of its property or assets to the Company or any other Material Subsidiary of the Company, except as described in the Pricing Disclosure Package and the Final Memorandum or except as prohibited pursuant to the Term Loan, the Stream Transaction or as set forth in Schedule B.  “Term Loan” means the term loan provided to the Company pursuant to the loan agreement entered into between Caystar Finance Co. and Royal Gold, Inc. dated May 6, 2015, as amended from time to time.  “Stream Transaction” means the streaming transaction pursuant to the gold purchase and sale agreement by and between Caystar Finance Co. and RGLD Gold AG dated May 6, 2015, as amended from time to time;

(mm)                  except as disclosed in the Pricing Disclosure Package and the Final Memorandum, since December 31, 2015: (A) there has been no material change in the business, affairs, operations, assets, liabilities, or financial condition of the Company and the Material Subsidiaries on a consolidated basis; (B) no material change reports or other documents have been filed on a confidential basis with the Canadian Authorities; (C) there has been no transaction entered into by the Company which is material to the Company; (D) the Company and its Material Subsidiaries, on a consolidated basis, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business, nor entered into any material transaction or agreement not in the ordinary course of business; and (E) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or its Material Subsidiaries, any of its Material Subsidiaries, on any class of capital stock or repurchase or redemption by the Company or any of its Material Subsidiaries of any class of capital stock;

(nn)                          since December 31, 2015, all of the material contracts and agreements of the Company and its Material Subsidiaries not made in the ordinary course of business (collectively the “Material Contracts”) which are required to be filed under applicable Canadian Securities Laws and furnished under cover of Form 6-K with the Commission have been so filed or furnished, as applicable;

(oo)                          all tax returns, reports, elections, remittances and payments of the Company and its Material Subsidiaries required by law to have been filed (or which are in the process of being prepared for filing, which delayed filing will not have a Material Adverse Effect) or made in any applicable jurisdiction, have been filed or made (as the case may be), other than for taxes being contested in good faith, or with respect to which the failure to file or make would not have a Material Adverse Effect, either individually or in the aggregate and, to the best of the knowledge of the Company, are substantially true, complete and correct and all taxes of the Company and of its Material Subsidiaries, in respect of which payment or accrual is required under applicable law, other than taxes being contested in good faith, have been so paid or accrued in the Company’s Financial Statements;

(pp)                          (i) each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (the “ERISA”), excluding any employee benefit plan sponsored by Administaff Companies II, L.P. or its successor in interest, for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to the ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of the ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of the ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code, whether or not waived, has occurred or is reasonably expected to occur; (iv) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (v) no “reportable event” (within the meaning of Section 4043(c) of the ERISA) has occurred or is reasonably expected to occur; and (vi) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of the ERISA (other than contributions to the Plan or premiums, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of the ERISA);

(qq)                          except as set out in the Pricing Disclosure Package and the Final Memorandum, there is no material action, suit, proceeding, investigation or judgment pending, or to the best of the Company’s knowledge threatened or outstanding against or affecting the Company or any Material Subsidiary at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which would reasonably be expected to have a Material Adverse Effect or which questions the validity of the creation, issuance or sale of the Notes or the Shares or any action taken or to be taken by the Company or any Material Subsidiary pursuant to or in connection with this Agreement;

(rr)                                except as have been made or will be obtained prior to the applicable time of purchase, under applicable Canadian and United States securities laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the creation, issuance, sale and delivery (as the case may be) of the Notes or the issuance of Shares upon conversion of the Notes or the consummation by the Company of the transactions contemplated in this Agreement, the Indenture and the Notes, other than (i) as may be required under state securities or blue sky laws in connection with the distribution of the Notes and the Shares in the United States and (ii) the filing of the Final Memorandum with the applicable Canadian Authorities to the extent required under Canadian Securities Laws and the filing of required reports of exempt distributions and related documents and payment of applicable filing fees;

(ss)                              there are no material business relationships or related party transactions within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions involving the Company or any of its Material Subsidiaries or any other person except as described in the Pricing Disclosure Package and the Final Memorandum;

(tt)                                neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, affiliates or controlling persons has taken, directly or indirectly, any action which has constituted, or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes or the Shares issuable upon conversion of the Notes;

(uu)                          since December 31, 2014, the Company has properly filed on a timely basis (i) with the Commission all reports and other documents required to have been filed by it with the Commission pursuant to the Exchange Act, (ii) with the NYSE MKT all reports and documents required to have been filed by it pursuant to the rules and regulations of the NYSE MKT, and (iii) all reports or other documents required to have been filed by it with the Securities Authorities, the TSX or any other applicable Canadian governmental authorities;

(vv)                          the Company is not and, after giving effect to the offering and sale of the Notes and the application of the proceeds thereof as described in the Pricing Disclosure Package and the Final Memorandum under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended;

(ww)                      no forward-looking statement or forward looking information within the meaning of applicable securities laws included or incorporated by reference in the Pricing Disclosure Package and the Final Memorandum has been made or reaffirmed by the Company without a reasonable basis or has been disclosed other than in good faith;

(xx)                          the operations of the Company and its Material Subsidiaries have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of jurisdictions where the Company and its Material Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Material Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(yy)                          neither the Company nor any of its Material Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or representative of the Company or any of its Material Subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A)                               the subject of any sanctions administered or enforced by the U.S. government (including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), by the Office of the Superintendent of Financial Institutions in Canada, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority having jurisdiction over the Company or its Material Subsidiaries (collectively, “Sanctions”), nor

(B)                               located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan, the Crimean region and Syria).

Neither the Company nor any of its Material Subsidiaries will, directly or indirectly, knowingly use the proceeds of the offering, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)                               to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)                               in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

For the past five years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any country or territory that, at the time of the dealing or transaction, was the subject of Sanctions.

(zz)                            the Company is a reporting issuer or the equivalent in each of the Provinces of Canada and the Company is not in default in any material respect of any of the requirements of Canadian Securities Laws; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act and the Company is current with all of its reporting obligations under the Exchange Act; the Common Shares are listed and posted for trading on the TSX and NYSE MKT, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the Exchange Act or de-listing the Common Shares from the TSX or NYSE MKT, nor has the Company received any notification that the Commission, the TSX or NYSE MKT is contemplating terminating such registration or listing;

(aaa)                   other than the Initial Purchaser pursuant to this Agreement, the Initial Purchaser pursuant to the Exchange and the Underwriters (as defined below) pursuant to the Equity Offering, as well as their respective representatives, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(bbb)                   except as disclosed in the Pricing Disclosure Package and the Final Memorandum, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of the Initial Purchaser and (ii) does not intend to use any of the proceeds from the sale of the Notes to repay any outstanding debt owed to any affiliate of the Initial Purchaser;

(ccc)                      CST Trust Company, through its offices at 320 Bay Street, Toronto, Ontario, Canada M5H 4A6 and 1066 W. Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(ddd)                   the Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act; and

(eee)                      neither the Company nor any of its subsidiaries, nor, to the Company’s knowledge, any director, officer, employee, agent or representative of the Company or of any of its subsidiaries acting on behalf of the Company or any of its subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken or will take any action in furtherance of an unlawful offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as defined in the Corruption of Foreign Public Officials Act (Canada)) (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; (iii) violated or is in violation of, or has taken any action, directly or indirectly, that would result in a violation by such Persons of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada), or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit; and the Company and its subsidiaries and majority-owned affiliates have instituted and maintain and enforce policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

In addition, any certificate signed by any officer of the Company or any of the Subsidiaries and delivered to the Initial Purchaser or counsel for the Initial Purchaser in connection with the offering of the Notes shall be deemed to be a representation and warranty by the Company, as to matters covered thereby, to the Initial Purchaser.

4.                                      Representations and Warranties of the Initial Purchaser.  The Initial Purchaser proposes to offer the Notes for sale upon the terms and conditions set forth in this Agreement, and the Initial Purchaser hereby represents and warrants to and agrees with the Company that:

(a)                                 other than pursuant to the Exchange, it will offer and sell the Notes only to persons in the United States and to U.S. persons (as described in Rule 902 of Regulation S) whom it, or its agents, reasonably believe are QIBs in transactions meeting the requirements of Rule 144A and that, in purchasing such Notes, are deemed to have represented and agreed as provided in the Final Memorandum under the caption “Transfer restrictions”;

(b)                                 it is a QIB within the meaning of Rule 144A;

(c)                                  it has not and will not, directly or indirectly, solicit offers for, or offer or sell, the Notes by any form of “general solicitation” or “general advertising” (as such terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Act;

(d)                                 it will offer and sell the Notes to persons outside the United States that are not U.S. persons (as defined in Rule 902 of Regulation S) in accordance with Regulation S under the Act;

(e)                                  it has not made and will not make, directly or indirectly, any “directed selling efforts” (as defined in Rule 902 of Regulation S) with respect to the Notes or the Shares; and it has complied and will comply with the offering restrictions requirements of Rule 903 of Regulation S;

(f)                                   in connection with offers and sales of the Notes by it other than pursuant to Rule 144A, it will send to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it during the 40-day distribution compliance period set forth in Rule 903 of Regulation S a confirmation or notice to substantially the following effect:

“The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S (or Rule 144A if available) under the Securities Act.  Terms used above have the meaning given to them by Regulation S”;

(g)                                  to the extent it makes any offers or sales of Notes in Canada, it will offer and sell such Notes in Canada, and to residents of Canada, only in transactions that are exempt from the prospectus requirements of applicable Canadian Securities Laws;

(h)                                 it and/or its affiliates have the requisite registrations or licenses, or are exempt therefrom, under applicable Canadian Securities Laws in each Canadian jurisdiction where it will offer or sell the Notes;

(i)                                     it will offer and sell the Notes only to persons that are either (i) resident in Canada who are “accredited investors”, within the meaning of National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”) in compliance with the requirements of Canadian Securities Laws or (ii) not resident in Canada, and in each case who are deemed to acknowledge in a subscription agreement that: (A) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Notes or the Shares issuable upon conversion of the Notes; (B) there is no government or other insurance covering the Notes or the Shares issuable upon conversion of the Notes; (C) there are risks associated with the purchase of the Notes and the Shares issuable upon conversion of the Notes; (D) there are restrictions on such person’s ability to resell the Notes and the Shares issuable upon conversion of the Notes and it is the responsibility of such person to find out what those restrictions are and to comply with them before selling the Notes or the Shares issuable upon conversion of the Notes; and (E) the Company has advised such purchaser that the Company is relying on an exemption from the requirements to provide the purchaser with a prospectus and to sell the Notes and Shares issuable upon conversion of the Notes through a person registered to sell securities under the Securities Act (Ontario) and, as a consequence of acquiring the Notes and any Shares issuable upon conversion of the Notes pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Ontario), including statutory rights of rescission or damages, will not be available to the purchaser, and in (i) such persons who purchase the Notes are deemed to have made such representations and agreements provided in the Canadian final offering memorandum prepared for delivery with the Final Memorandum to prospective purchasers in Canada under the caption “Representations of Investors” and in (ii) such persons who purchase the Notes are deemed to have made such representations and agreements as provided in the Final Memorandum under the caption “Transfer Restrictions”;

(j)                                    it will deliver to the Company, as soon as practicable, and in any event in sufficient time to allow the Company to comply with all Canadian Securities Laws in any jurisdiction in which the Notes are offered or sold, all necessary information to allow the Company to file all required forms, including those required under NI 45-106, with the relevant Securities Authorities;

(k)                                 it acknowledges that (i) the Notes have not been registered or qualified for distribution in any Canadian province, and are not eligible for resale in Canada for a period ending four months plus one day from the Closing Date other than through an exemption from the prospectus requirement under Canadian Securities Laws, and (ii) any certificate representing the Notes sold in Canada will bear, or if the Notes are entered into a direct registration or other electronic book-entry system then the Initial Purchaser acknowledges notice of such Notes sold in Canada being subject to, the legend set forth below:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert four months plus 1 day from the Closing Date]; and

(l)                                     it is an “accredited investor”, within the meaning of NI 45-106, entitled to purchase the Notes in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws and, unless it has provided written advice to the contrary to the Company, it is not an “insider” of the Company (within the meaning of Canadian Securities Laws).

5.                                      Certain Covenants of the Company.  The Company hereby agrees:

(a)                                 to prepare the Final Memorandum in a form approved by the Initial Purchaser and to make no amendment or supplement to the Final Memorandum which shall be disapproved by the Initial Purchaser, acting reasonably;

(b)                                 to make available to the Initial Purchaser in the Cities of New York and Toronto, as soon as practicable after this Agreement becomes effective, and thereafter from time to time to furnish to the Initial Purchaser, as many copies of the Final Memorandum (or of the Final Memorandum as amended or supplemented if the

Company shall have made any amendments or supplements thereto after the effective date of this Agreement) as the Initial Purchaser may reasonably request;

(c)                                  until the completion of the initial resale of the Notes by the Initial Purchaser as contemplated herein, to file, or furnish, promptly all reports and documents and any preliminary or definitive proxy or information statement required to be filed, or furnished, by the Company with the Commission in order to comply with the Exchange Act and with the Canadian Authorities in order to comply with Canadian Securities Laws; and to provide you, for your review and comment, with a copy of such reports and statements and other documents to be filed, or furnished, by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act or Canadian Securities Laws during such period a reasonable amount of time prior to any proposed filing, and to file no such report, statement or document to which you shall have reasonably objected in writing, subject in all cases to the Company’s obligations to timely file such reports, statements and documents under applicable securities laws and/or stock exchange rules; and to promptly notify you of such filing;

(d)                                 to advise the Initial Purchaser promptly of the happening of any event occurring at any time prior to the completion of the initial resale of the Notes by the Initial Purchaser as contemplated herein, which event could require the making of any change in the Pricing Disclosure Package or the Final Memorandum then being used so that the Pricing Disclosure Package or the Final Memorandum would not include an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 5(a) hereof, to prepare and furnish, at the Company’s expense, to the Initial Purchaser promptly such amendments or supplements to such Pricing Disclosure Package or Final Memorandum as may be necessary to reflect any such change;

(e)                                  to apply the net proceeds from the sale of the Notes in the manner set forth under the caption “Use of Proceeds” in the Preliminary Memorandum and the Final Memorandum;

(f)                                   beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the Final Memorandum (the “Lock-Up Period”), without the prior written consent of the Initial Purchaser, which consent shall not be unreasonably withheld or delayed, not to (i) issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, with respect to, any Common Shares, any debt securities of the Company or any other securities of the Company that are substantially similar to Common Shares or the Notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the Act or file a Canadian prospectus under Canadian Securities Laws relating to the offer and sale of any Common Shares, any debt securities of the Company or any other securities of the Company that are substantially similar to Common Shares or the Notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, any debt securities of the Company or any other securities of the Company that are substantially similar to Common Shares or the Notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the issuance of the Notes as contemplated by this Agreement, (B) the issuance of Shares upon conversion of the Notes, (C) the issuance of Common Shares pursuant to the Equity Offering, (D) the issuance of Common Shares upon exercise of currently outstanding rights, or agreements, including options, warrants, debt and other convertible securities (including outstanding convertible debt securities) and any rights which have been granted or issued, (E) the issuance of Common Shares upon the exercise of currently outstanding options or deferred share units granted to officers, directors, employees or consultants of the Company or any subsidiary thereof pursuant to the Company’s stock option plan, deferred share unit plan, performance share unit plan, share appreciation rights plan and other similar plans and (F) the issuance of options or deferred share units pursuant to and in accordance with the Company’s stock option plan, deferred share unit plan, performance share unit plan, share appreciation rights plan and other similar plans;

(g)                                  the Company shall provide the Initial Purchaser with a draft of any press release or other written communications to be issued in connection with the offering of the Notes, and will provide the Initial Purchaser and its counsel sufficient time to comment thereon and will accept all reasonable comments of the Initial Purchaser and its counsel on such press releases;

(h)                                 not, at any time at or after the execution of this Agreement, to, directly or indirectly, offer or sell any Notes by means of, or use, in connection with the offer or sale of the Notes, any material or communication that would, assuming the Notes were to be offered publicly, constitute a “prospectus” (within the meaning of the Act or pursuant to Canadian Securities Laws), in each case other than the Final Memorandum, the Pricing Term Sheet and the electronic road show, dated July 25, 2016, on NetRoadshow;

(i)                                     not to take, directly or indirectly, any action designed, or which will constitute, or has constituted, or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes or the Shares issuable upon conversion of the Notes;

(j)                                    to use its commercially reasonable efforts to cause the Shares issuable upon conversion of the Notes to be listed on the NYSE MKT and the TSX and to maintain such listings for a period of at least five years from the date of this Agreement;

(k)                                 to use its commercially reasonable efforts to cause the Notes to be eligible for clearance and settlement through the DTC;

(l)                                     to maintain a transfer agent and registrar for the Common Shares;

(m)                             if, at any time when the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, any of the Notes (or Shares issued upon conversion thereof) (or any Common Shares paid as part of any “Make-Whole Premium” (as defined in the Indenture) are “restricted securities” within the meaning of Rule 144(a)(3) under the Act, to furnish, upon request and at the Company’s expense, for the benefit of the holders from time to time of the Notes, to holders and beneficial owners of Notes and prospective purchasers of Notes, information satisfying the requirements of Rule 144A(d)(4);

(n)                                 to at all times reserve and keep available, free of preemptive rights, Common Shares in an amount sufficient to satisfy the Company’s obligations to issue Shares upon conversion of the Notes;

(o)                                 to (i) use its commercially reasonable efforts to cause the Notes, and the Shares issuable upon conversion of the Notes, to be included in the book-entry settlement system of the DTC and (ii) comply with all of its obligations set forth in the representations letter of the Company to the DTC relating to such inclusion;

(p)                                 not to, and to cause its subsidiaries not to, and to use its commercially reasonable efforts to cause the Company’s or subsidiaries’ Affiliates not to, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Act) (including pursuant to the Exchange or the Equity Offering), which sale, offer, solicitation or negotiation could be integrated with the sale of the Notes in a manner which would require the registration under the Act of the Notes or require the Company to file, register or qualify a prospectus in any other jurisdiction in connection with the sale of the Notes;

(q)                                 not to solicit any offer to buy or offer or sell the Notes or the Shares by means of any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Act or to make any “directed selling efforts” (as defined in Rule 902 of Regulation S under the Act) with respect to the Notes or the Shares; to comply with the offering restrictions requirement of Rule 903 under Regulation S; and

(r)                                    during the period that begins at the time of purchase and ends one year after the time of purchase not to, and not to permit any of its “affiliates” (as defined in Rule 144) to, resell any of the Notes or the Shares which constitute “restricted securities” within the meaning of Rule 144(a)(3) that have been reacquired by any of them.

6.                                      Reimbursement of the Initial Purchaser’s Expenses.  Whether or not the transactions provided for herein are completed, the Company shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation: (i) the costs of the Company’s professional advisors (including, without limitation, the Company’s auditors, counsel and local counsel, including U.S. counsel) and (ii)

the cost of printing the Preliminary Memorandum, the Final Memorandum and any amendments or supplements thereto. The reasonable fees and disbursements of any counsel (whether Canadian or U.S.) to the Initial Purchaser and “out-of-pocket” expenses of the Initial Purchaser, collectively, not to exceed, when calculated together with any fees and disbursements of counsel and expenses of the Underwriters borne by the Company pursuant to the Underwriting Agreement, US$100,000 plus applicable taxes, shall be borne by the Company; provided that, notwithstanding the foregoing, in the event that the sale and purchase of the Notes is not completed in accordance with the terms hereof due to a breach by the Company hereunder, the Company shall assume and pay, in addition to the out-of-pocket expenses of the Initial Purchaser and any other expenses required to be paid by it hereunder, all fees and disbursements of counsel (whether Canadian or U.S.) to the Initial Purchaser.

7.                                      Conditions of the Initial Purchaser’s Obligations.  The obligations of the Initial Purchaser hereunder are subject to the accuracy of the representations and warranties on the part of the Company on the date hereof and at the time of purchase, and to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a)                                 The Company shall furnish to you at the time of purchase an opinion of Fasken Martineau DuMoulin LLP, Canadian counsel for the Company (who may provide opinions of local counsel acceptable to them and to the Initial Purchaser’s counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia, Alberta, Ontario and Quebec), addressed to the Initial Purchaser, and dated the time of purchase in form and substance satisfactory to the Initial Purchaser, to the effect set forth in Exhibit B hereto.

(b)                                 The Company shall furnish to you at the time of purchase an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, addressed to the Initial Purchaser, and dated the time of purchase in form and substance satisfactory to the Initial Purchaser, to the effect set forth in Exhibit C hereto.

(c)                                  The Company shall furnish to you at the time of purchase an opinion of (i) REM Law Consultancy, Ghanaian counsel for the Company, in respect of the Material Subsidiaries organized under the laws of Ghana and (ii) Ogiers, Cayman Islands counsel for the Company, in respect of the Material Subsidiaries organized under the laws of the Cayman Islands, in each case addressed to the Initial Purchaser, and dated the time of purchase, in form and substance satisfactory to the Initial Purchaser.

(d)                                 You shall have received from PricewaterhouseCoopers LLP letters dated, respectively, the date of this Agreement, the date of the time of purchase and addressed to the Initial Purchaser (with executed copies for the Initial Purchaser) in the forms satisfactory to the Initial Purchaser, which letters shall cover, without limitation, the various financial disclosures contained in the Pricing Disclosure Package and the Final Memorandum.

(e)                                  You shall have received at the time of purchase the favorable opinion of Dorsey & Whitney LLP, U.S. counsel for the Initial Purchaser, dated the time of purchase in form and substance reasonably satisfactory to the Initial Purchaser.

(f)                                   You shall have received at the time of purchase the favorable opinion of Stikeman Elliott LLP, Canadian counsel for the Initial Purchaser, dated the time of purchase, in form and substance reasonably satisfactory to the Initial Purchaser.

(g)                                  At the Applicable Time and the time of purchase, neither the Pricing Disclosure Package, the Final Memorandum, nor any amendment or supplement thereto shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(h)                                 The Company will, at the time of purchase, deliver to you a certificate of its Chief Executive Officer or its Chief Financial Officer, dated the time of purchase, in the form attached as Exhibit D hereto.

(i)                                     You shall have received lock-up agreements with the directors and officers of the Company in form and substance satisfactory to the Initial Purchaser, acting reasonably.

(j)                                    The Company shall have furnished to you such other opinions, documents and certificates as of the time of purchase as you may reasonably request.

(k)                                 The Notes shall be included in the book-entry settlement system of the DTC, subject only to notice of issuance at or prior to the time of purchase.

(l)                                     The Shares shall have been approved for listing on the NYSE MKT, subject only to official notice of issuance, and conditionally approved for listing on the TSX.

(m)                             There shall exist no event or condition which would constitute a default or an event of default under the Notes or the Indenture.

(n)                                 The Exchange shall be consummated substantially concurrently with the consummation of the offering and sale of the Notes.

(o)                                 The Equity Offering shall be consummated substantially concurrently with the consummation of the offering and sale of the Notes.

8.                                      Effective Date of Agreement; Termination.  This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

The obligations of the Initial Purchaser hereunder shall be subject to termination in the absolute discretion of the Initial Purchaser, if (1) since the time of execution of this Agreement or the earlier respective dates as of which information is given in the Pricing Disclosure Package and the Final Memorandum, there has been any change or any development involving a prospective change in the business, general affairs, condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole, the effect of which change or development is, in the sole judgment of the Initial Purchaser, so material and adverse as to make it impractical or inadvisable to proceed with the offering or the delivery of the Notes on the terms and in the manner contemplated in the Pricing Disclosure Package and the Final

Memorandum, or (2) since the time of execution of this Agreement, there shall have occurred: (A) a suspension or material limitation in trading in securities generally on the NYSE, NYSE MKT, the NASDAQ or the TSX; (B) a suspension or material limitation in trading in the Company’s securities on the NYSE MKT or the TSX; (C) a general moratorium on commercial banking activities declared by either federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (D) an outbreak or escalation of hostilities or acts of terrorism involving the United States or a declaration by the United States of a national emergency or war; or (E) any other calamity or crisis or any change in financial, political or economic conditions in the United States or Canada, if the effect of any such event specified in clause (D) or (E), in the sole judgment of the Initial Purchaser (acting reasonably), makes it impractical or inadvisable to proceed with the offering or the delivery of the Notes on the terms and in the manner contemplated in the Pricing Disclosure Package and the Final Memorandum, or (3) since the time of execution of this Agreement, there shall have occurred any downgrading, or any notice or announcement shall have been given or made of: (A) any intended or potential downgrading or (B) any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded any securities of or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as that term is defined in Section 3(a)(62) of the Exchange Act.

If the Initial Purchaser elects to terminate this Agreement as provided in this Section 8, the Company and each other Initial Purchaser shall be notified promptly in writing.

If the sale to the Initial Purchaser of the Notes, as contemplated by this Agreement, is not carried out by the Initial Purchaser for any reason permitted under this Agreement, or if such sale is not carried out because the Company shall be unable to comply with any of the terms of this Agreement, the Company shall not be under any obligation or liability under this Agreement (except to the extent provided in Sections 6 and 9 hereof), and the Initial Purchaser shall be under no obligation or liability to the Company under this Agreement (except to the extent provided in Section 9 hereof) or to one another hereunder.

9.                                      Indemnity and Contribution.

(a)                                 The Company covenants and agrees to protect, indemnify, and save harmless, each of the Initial Purchaser, and its directors, officers, employees and agents (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), from and against all losses, claims, damages, liabilities, reasonable costs or expenses (but not including loss of profit related to the sale of the Notes or indirect or consequential damages) caused or incurred by reason of:

(A)                               any information or statement (except any information or statement relating solely to and provided in writing by the Initial Purchaser), contained in the Pricing Disclosure Package, the Preliminary Memorandum, the Final Memorandum and any amendments or supplements thereto, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation (as such term is defined in the Securities Act (Ontario)) or any omission or any alleged omission to state therein any fact or information (except for facts or information relating solely to the Initial Purchaser) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances under which they were made;

(B)                               (i) any information or statement, contained in the Pricing Disclosure Package, any Preliminary Memorandum, the Final Memorandum and any amendments or supplements thereto, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in the Pricing Disclosure Package, in a Preliminary Memorandum, the Final Memorandum and any amendments or supplements thereto or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the sale of the Notes, or (iii) the omission or alleged omission to state in the Pricing Disclosure Package in any Preliminary Memorandum, the Final Memorandum and any amendments or supplements thereto or in any other materials or information provided to investors by, or with the approval of, the Company in connection with the sale of the Notes, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of either the Preliminary Memorandum or the Final Memorandum) not misleading except insofar as such losses, claims, damages, liabilities, costs or expenses are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Initial Purchaser furnished to the Company in writing by the Initial Purchaser expressly for use therein;

(C)                               any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as such term is defined in the Securities Act (Ontario)) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation relating solely to the Initial Purchaser) in the Pricing Disclosure Package, the Preliminary Memorandum, the Final Memorandum and any amendments or supplements thereto based upon any failure or alleged failure to comply with Canadian Securities Laws or United States securities laws (other than any failure or alleged failure to comply by the Initial Purchaser) preventing and restricting the sale of the Notes as contemplated herein;

(D)                               the non-compliance or alleged non-compliance by the Company with any requirement of applicable Canadian or United States securities laws, including the Company’s non-compliance with any statutory requirement to make any document available for inspection; and

(E)                                any breach of a representation or warranty of the Company contained herein or the failure of the Company to comply with any of its obligations hereunder.

(b)                                 To the extent that any Indemnified Party is not a party to this Agreement, the Initial Purchaser shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(c)                                  If any matter or thing contemplated by this Section 9 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such claim (provided that omission to so notify the Company will not relieve the Company of any liability which it may otherwise have to the Indemnified Party hereunder, except to the extent the Company is prejudiced by such omission) and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(d)                                 In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Company and such Indemnified Party mutually agree to retain other legal counsel; (ii) the representation of the Company and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, as advised by counsel in writing, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred; (iii) the Company has not assumed the defence of the claim within a reasonable period of time after receiving notice of the claim; or (iv) there are one or more defences available to the Indemnified Party, as advised by counsel in writing, which are different from or in addition to those available to the Company, provided that in no circumstances will the Company be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties

(e)                                  The rights of indemnity contained in this Section 9 shall not enure to the benefit of any Indemnified Party if the Initial Purchaser were provided with a copy of any amendment or supplement to the Pricing Disclosure Package, the Preliminary Memorandum or the Final Memorandum which corrects any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation which is the basis of a claim by a party against such Indemnified Party and which is required, under Canadian Securities Laws or United States securities laws, to be delivered to such party by the Initial Purchaser.

(f)                                   If and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that any losses, claims, damages, liabilities, reasonable costs or expenses (“Claims”) contemplated by this Section 9 resulted from the fraud, fraudulent misrepresentation or gross negligence of the Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party in respect of such Claim and the indemnity provided for in this Section 9 shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Company and the Initial Purchaser agree that they do not intend that any failure by the Initial Purchaser to conduct such reasonable investigation as necessary to provide the Initial Purchaser with reasonable grounds for believing the Pricing Disclosure Package, the Preliminary Memorandum, the Final Memorandum and any amendments or supplements thereto contained no misrepresentation shall constitute “fraud”, “fraudulent misrepresentation” or “gross negligence” for purposes of this Section 9 or otherwise disentitle the Initial Purchaser from indemnification hereunder.

(g)                                  In the event that the indemnity provided for in Section 9 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Initial Purchaser and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that the Initial Purchaser shall be responsible for that portion represented by the percentage that the fee payable by the Company to the Initial Purchaser bears to the gross proceeds realized by the Company from the sale of the Notes, and the Company shall be responsible for the balance, provided that, in no event, shall the Initial Purchaser be responsible for any amount in excess of the fee actually received by the Initial Purchaser. In the event that the Company may be held to be entitled to contribution from the Initial Purchaser under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, liabilities, giving rise to such contribution for which the Initial Purchaser is responsible; and (b) the amount of the fee actually received by the Initial Purchaser.  Notwithstanding the foregoing, a person determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to be guilty of fraud, fraudulent misrepresentation or gross negligence shall not be entitled to contribution from any other party who has not been so determined to be guilty of such fraud, fraudulent misrepresentation or gross negligence. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Initial Purchaser may have by statute or otherwise by law.

10.                               Information Furnished by the Initial Purchaser.  The statements set forth in the 14th and 16th paragraphs under the caption “Plan of Distribution” in the Final Memorandum, only insofar as such statements relate to over-allotment and stabilization activities that may be undertaken by the Initial Purchaser, constitute the only information furnished by or on behalf of the Initial Purchaser as such information is referred to in Sections 3 and 9 hereof.

11.                               Tax Disclosure.  Notwithstanding any other provision of this Agreement, from the commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure (as such terms are used in Sections 6011, 6111 and 6112 of the U.S. Code and the Treasury Regulations promulgated thereunder) of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure.

12.                               Notices.  Except as otherwise herein provided, all statements, requests, notices and agreements shall be in writing or by facsimile and, if to the Initial Purchaser, shall be sufficient in all respects if delivered or sent to BMO Capital Markets Corp. at 3 Times Square, New York, New York 10036, Attention: General Counsel (fax no.: (212) 702-1205)) and, if to the Company, shall be sufficient in all respects if delivered or sent to the Company at the offices of the Company at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, Attention: André van Niekerk, Executive Vice President & Chief Financial Officer (fax no.: 416 583-3811).

13.                               Governing Law; Construction.  This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement (“Claim”), directly or indirectly, shall be governed by, and construed in accordance with, the laws of the State of New York.  The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement. This Agreement constitutes the entire agreement between the Company and the Initial Purchaser relating to the purchase by, and sale of the Notes to, the Initial Purchaser and supersedes all prior agreements between the Company and the Initial Purchaser with respect to their respective rights and obligations in respect of such purchase and sale.

14.                               Submission to Jurisdiction.  Except as set forth below, no Claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company consents to the jurisdiction of such courts and personal service with respect thereto.  The Company hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against the Initial Purchaser or any indemnified party.  The Initial Purchaser and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) waive all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.  The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to the jurisdiction of which the Company is or may be subject, by suit upon such judgment.  The Company hereby irrevocably designates CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, as agent upon whom process against the Company may be served in any suit arising out of or relating to this Agreement or brought under securities laws.

15.                               Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Initial Purchaser could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given.  The obligations of the Company in respect of any sum due from it to the Initial Purchaser shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by the Initial Purchaser of any sum adjudged to be so due in such other currency, on which (and only to the extent that) the Initial Purchaser may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to the Initial Purchaser hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Initial Purchaser against such loss.  If the U.S. dollars so purchased are greater than the sum originally due to the Initial Purchaser hereunder, the Initial Purchaser agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to the Initial Purchaser hereunder.

16.                               Parties at Interest.  The Agreement herein set forth has been and is made solely for the benefit of the Initial Purchaser and the Company and to the extent provided in Section 9 hereof the controlling persons, partners, directors, officers and affiliates referred to in such Section, and their respective successors, assigns, heirs, personal representatives and executors and administrators.  No other person, partnership, association or corporation (including a purchaser, as such purchaser, from the Initial Purchaser) shall acquire or have any right under or by virtue of this Agreement.

17.                               No Fiduciary Relationship.  The Company hereby acknowledges that the Initial Purchaser is acting solely as initial purchaser in connection with the purchase and sale of the Company’s securities.  The Company further acknowledges that the Initial Purchaser is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Initial Purchaser act or be responsible as a fiduciary to the Company, its management, stockholders or creditors or any other person in connection with any activity that the Initial Purchaser may undertake or have undertaken in furtherance of the purchase and sale of the Company’s securities, either before or after the date hereof.  The Initial Purchaser hereby expressly disclaims any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Initial Purchaser agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Initial Purchaser to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company.  The Company and the Initial Purchaser agree that the Initial Purchaser is acting as principal and not the agent or fiduciary of the Company and the Initial Purchaser has not assumed, and the Initial Purchaser will not assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Initial Purchaser has advised or is currently advising the Company on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Initial Purchaser with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

18.          Counterparts.  This Agreement may be signed by the parties in one or more counterparts which together shall constitute one and the same agreement among the parties.

19.          Successors and Assigns.  This Agreement shall be binding upon the Initial Purchaser and the Company and their successors and assigns and any successor or assign of any substantial portion of the Company’s and the Initial Purchaser’s respective businesses and/or assets.

[Signature page follows]

If the foregoing correctly sets forth the understanding between the Company and the Initial Purchaser, please so indicate in the space provided below for that purpose, whereupon this Agreement and your acceptance shall constitute a binding agreement between the Company and the Initial Purchaser.

Very truly yours,

GOLDEN STAR RESOURCES LTD.

By:	/s/ André van Niekerk
	Name:	André van Niekerk
	Title:	Executive Vice President and
Chief Financial Officer

Accepted and agreed to as of the date first above written:

BMO CAPITAL MARKETS CORP.

By:	/s/ Brian Riley
	Name:	Brian Riley
	Title:	Director, Equity-Linked Capital Markets

SCHEDULE A

Name	Type of Ownership	Percentage
Caystar Holdings (Cayman Islands)	Shares	100%
Bogoso Holdings (Cayman Islands)	Shares	100%
Golden Star (Bogoso/Prestea) Limited (Ghana)	Shares	90%
Wasford Holdings (Cayman Islands)	Shares	100%
Golden Star (Wassa) Limited (Ghana)	Shares	90%
Caystar Finance Co. (Cayman Islands)	Shares	100%

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SCHEDULE B

1.          Golden Star Resources Ltd. has granted security over all of its present and after-acquired real and personal property, including but not limited to all of its rights in and to, and all future rights in and to the ordinary shares of Caystar Holdings.

2.          Caystar Holdings has granted (A) a security interest over all of its rights in and to, and all future rights in and to the shares of (i) Caystar Finance Co., (ii) Bogoso Holdings and (iii) Wasford Holdings; and (B) an assignment of all intercompany obligations.

3.          Caystar Finance Co. has granted an assignment of all intercompany obligations.

4.          Wasford Holdings has granted a granted (A) a security interest over all of its rights in and to, and all future rights in and to the shares of Golden Star (Wassa) Limited and (B) all intercompany obligations.

5.          Bogoso Holdings has granted a granted (A) a security interest over all of its rights in and to, and all future rights in and to the shares of Golden Star (Bogoso/Prestea and (B) all intercompany obligations.

6.          Golden Star (Bogoso/Prestea) Limited has granted a fixed and floating charge over all of its present and after-acquired real and personal property, including all of its bank accounts and mineral permits and licences.

7.          Golden Star (Wassa) Limited has granted a fixed and floating charge over all of its present and after-acquired real and personal property, including all of its bank accounts and mineral permits and licences.

8.          Golden Star (Bogoso/Prestea) Limited and Golden Star (Wassa) Limited have equipment lease facilities with Caterpillar Inc. and Sandvik AB or their respective subsidiaries or affiliates and have granted encumbrances in favour of such parties in respect of equipment leased pursuant to such facilities.

9.          Golden Star (Wassa) Limited has granted a fixed and floating charge over certain of its present and after-acquired assets to Ecobank Ghana Limited in connection with its $25 million credit facility in favour of Golden Star (Wassa) Limited.

10.         Golden Star Resources Ltd. and/or certain of its Material Subsidiaries has certain deposits with Cal Bank Limited securing certain reclamation bonds.

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EXHIBIT A

PRICING TERM SHEET	CONFIDENTIAL
Dated July 26, 2016

Golden Star Resources Ltd.
US$65,000,000
7.0% Convertible Senior Notes due 2021

The information in this pricing term sheet supplements Golden Star Resources Ltd.’s preliminary offering memorandum, dated July 25, 2016 (the “Preliminary Offering Memorandum”), and supersedes the information in the Preliminary Offering Memorandum to the extent inconsistent with the information in the Preliminary Offering Memorandum.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Offering Memorandum.  Terms used herein but not defined herein shall have the respective meanings set forth in the Preliminary Offering Memorandum.  All references to dollar amounts are references to U.S. dollars, unless otherwise indicated.  Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” in this pricing term sheet mean Golden Star Resources Ltd. and not its subsidiaries.

Issuer:	Golden Star Resources Ltd.

Securities:	7.0% Convertible Senior Notes due 2021 (the “Notes”)

Aggregate principal amount:	US$65,000,000 (including Notes issued in connection with the Exchange)

Offering price:	100%, plus accrued interest, if any, from the settlement date

Maturity:	August 15, 2021, unless earlier repurchased, redeemed or converted

Interest rate:	7.0% per annum, accruing from the settlement date

Interest payment dates:	February 1 and August 1 of each year, commencing February 1, 2017

Record Dates:	January 15 and July 15 of each year

Initial conversion rate:	1,111.1111 of our common shares (“Common Shares”) for each US$1,000 principal amount of Notes

Initial conversion price:	Approximately US$0.90 per Common Share

Conversion premium:	Approximately 20% of the price at which our Common Shares are sold in the Equity Offering (as defined below)

Conversion/Settlement:	Convertible at any time at the option of the holder and may be settled, at our option, in cash, Common Shares or a combination thereof

Distribution:	144A / Regulation S

Trade date:	July 26, 2016

Expected settlement date:	We expect to deliver the Notes on or about August 3, 2016 which would be the 6th business day after the date of pricing (“T +6”), as agreed to by us and

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the Initial Purchasers. Pursuant to Rule 15c6-1 under the U.S. Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery date may be required to specify an alternate settlement cycle at the time of trade to prevent a failed settlement. Purchasers who wish to trade Notes prior to the delivery date should consult their own advisors.

Sole book-running manager:	BMO Capital Markets Corp.

CUSIPs:	38119T AF1 (144A), C40142 AC2 (Reg S), 38119T AG9 (unrestricted)

ISINs:	US38119TAF12 (144A), USC40142AC28 (Reg S), US38119TAG94 (unrestricted)

Concurrent equity offering:

40,000,000 Common Shares at a price of US$0.75 per share for gross proceeds of US$30 million and net proceeds of approximately US$28.0 million (the “Equity Offering”). In connection with the Equity Offering, we have granted the underwriters an option to purchase up to an additional 6,000,000 Common Shares for 30 days. The closing of the Equity Offering is conditional on the closing of the offering of the Notes and the closing of the offering of the Notes is conditional on the closing of the Equity Offering and on the closing of the Exchange.

Use of proceeds:

We estimate that the net proceeds to us from this offering, after deducting fees and estimated expenses of the offering payable by us, will be approximately US$22.7 million. We intend to use the net proceeds of this offering and the Equity Offering to retire certain of our outstanding indebtedness, including through the repurchase of our Convertible Debenture in privately negotiated transactions and repayment of our Ecobank II Loan, and any remaining funds for general corporate purposes. We will not receive any cash proceeds in respect of the Exchange.

Redemption of Notes at our option:

Prior to August 15, 2019, we may not redeem the Notes, except in the event of certain changes in applicable Canadian tax law. On or after August 15, 2019, we may redeem all or part of the outstanding Notes at the redemption price, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed, (2) any accrued and unpaid interest to, but excluding, the redemption date, and (3) a redemption make-whole payment, payable in cash, our common shares, or a combination thereof, at our election, equal to the present value of the remaining

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scheduled payments of interest that would have been made on the Notes to be redeemed had such Notes remained outstanding from the redemption date to August 15, 2021 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (2)). We must make these redemption make-whole payments on all Notes called for redemption on or after August 15, 2019 but prior to August 15, 2021, including Notes converted after the date we provide the notice of redemption but prior to the close of business on the business day immediately preceding the redemption date.

Conversion make-whole payment:

If Notes are converted before August 1, 2019, we will, in addition to the other consideration payable or deliverable in connection with the conversion, make a conversion make-whole payment in cash, common shares or a combination thereof, at our election, to the converting holder equal to the sum of the present values of the scheduled payments of interest that would have been made on the Notes to be converted had such Notes remained outstanding from the conversion date to August 1, 2019; notwithstanding the foregoing, (i) the number of common shares that we are required to issue pursuant to the conversion make-whole payment shall be capped such that the sum of the number of common shares issued per US$1,000 principal amount of Notes (x) upon conversion plus (y) pursuant to a conversion make-whole payment shall not exceed the quotient of US$1,000 divided by US$0.7791 (the market price of the common shares immediately prior to pricing the Notes) and (ii) if the value of the common shares that may be issued to pay such conversion make-whole payment pursuant to the preceding clause (i) is less than the value of such conversion make-whole payment, then the amount of cash that we shall be required to pay pursuant to such conversion make-whole payment shall be capped at an amount per US$1,000 principal amount of Notes equal to: (a) prior to February 1, 2017, three times the semi-annual interest payment on such Notes, (b) after February 1, 2017 and prior to August 1, 2017, two times the semi-annual interest payment on such Notes, (c) after August 1, 2017and prior to February 1, 2018, one semi-annual interest payment on such Notes and (d) after February 1, 2018, zero.

Adjustment to conversion rate upon conversion in connection with a make-whole fundamental change:

In connection with a “make-whole fundamental change” (as defined under “Description of Notes—Conversion of the Notes— The increase in the conversion rate” in the Preliminary Offering Memorandum), we will increase the conversion rate by reference to the table below, based on the date on which the make-whole fundamental change becomes effective, which we refer to as the “effective date”, and the “applicable price” (both as defined under “Description of Notes—Conversion of the Notes—The increase in the conversion rate” in the Preliminary Offering Memorandum).

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The following table sets forth the number of additional shares per US$1,000 principal amount of Notes that will be added to the conversion rate applicable to Notes that are converted during the “make-whole conversion period” (as defined under “Description of Notes—Conversion of the Notes—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” in the Preliminary Offering Memorandum).

Number of additional shares
(per US$1,000 principal amount of Notes)

	Stock Price
Effective Date	$0.78	$0.80	$0.85	$0.90	$1.00	$1.10	$1.25	$1.50	$1.75	$2.00
August 15, 2016	170.9402	170.9402	170.9402	170.9402	170.9402	170.9402	162.2733	135.2278	115.9095	101.4208
August 15, 2017	170.9402	170.9402	160.6692	151.7431	136.5688	124.1534	109.2550	91.0459	78.0393	68.2844
August 15, 2018	170.9402	170.9402	154.7712	130.6667	93.0889	65.9798	55.1711	45.9759	39.4079	34.4819
August 15, 2019	170.9402	170.9402	159.7124	133.1111	92.6889	64.3434	36.3289	12.2222	2.4317	0.0000
August 15, 2020	170.9402	170.9402	151.1242	121.4444	78.0889	49.7980	24.3289	5.8222	0.3746	0.0000
August 15, 2021	170.9402	138.8889	65.3595	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:

if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

if the actual applicable price is greater than US$2.00 per share (subject to adjustment), we will not increase the conversion rate; and

if the actual applicable price is less than US$0.78 per share (subject to adjustment), we will not increase the conversion rate.

However, we will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 1,282.0513 shares per US$1,000 principal amount. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “Description of the Notes—Adjustments to the conversion rate” in the Preliminary Offering Memorandum.

This communication is confidential and is intended for the sole use of the person to whom it is provided by the sender.  This information does not purport to be a complete description of the Notes or the offering.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The offer and sale of the Notes and the Common Shares issuable upon conversion thereof have not been registered, and will not be registered, under the Securities Act of 1933, as amended (the “Securities Act”), and the Notes and such Common Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Accordingly, the Notes are being offered and sold only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

The Notes are only being offered in Canada to accredited investors pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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EXHIBIT B

OPINION OF FASKEN MARTINEAU DUMOULIN LLP

1.                                      The Company has been amalgamated under the Canada Business Corporations Act (the “CBCA”) and exists under the CBCA.

2.                                      The Company has the requisite corporate power and capacity under the CBCA, the Articles and the By-Laws to conduct its business, and to own and lease its property and assets, as described in the Canadian Final Offering Memorandum.

3.                                      The Company has the requisite corporate power and capacity under the CBCA, the Articles and the By-Laws to execute and deliver the Purchase Agreement, the Indenture and the Notes (collectively, the “Agreements”), and to perform its obligations under the Agreements, including the transactions contemplated by the Agreements.

4.                                      The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of first preferred shares, of which as at <@>, 2016, an aggregate of <@> Common Shares and no first preferred shares in the capital of the Company were issued and outstanding.

5.                                      All necessary corporate action has been taken by the Company to authorize the execution and delivery of the Agreements and the performance by the Company of its obligations under the Agreements, and each of the Agreements has been duly executed and delivered by the Company to the extent governed by Ontario Law.

6.                                      The issue and sale of the Notes by the Company do not violate (i) the Articles, (ii) the By-Laws, or (iii) any statute or regulation of general application under Ontario Law that is binding on the Company.

7.                                      The Common Shares issuable upon conversion of the Notes (the “Conversion Shares”) have been conditionally authorized, allotted and reserved for issuance upon the due conversion of the Notes and such Conversion Shares, when issued and delivered upon the due conversion of the Notes in accordance with the Indenture, will be validly issued as fully paid and non-assessable Common Shares in the capital of the Company and will not be issued subject to any pre-emptive rights under the Articles.

8.                                      The issuance and sale of the Notes by the Company to the Purchasers in the Applicable Provinces in accordance with and pursuant to the Purchase Agreement is exempt from the prospectus requirements of the Canadian Securities Laws, and no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained by the Company under the Canadian Securities Laws to permit such issuance and sale of the Notes. We note that no later than 10 days after the date of issue of the Notes reports of trades on Form 45-106F1 are required to be filed with the securities regulatory authorities of the Applicable Provinces, together with the payment of the requisite filing fees. Additionally, a copy of the Canadian Preliminary Offering Memorandum and the Canadian Final Offering Memorandum, together with:  (i) any other disclosure document delivered to Purchasers of Notes in the Applicable Provinces, other than the Province of Québec, that constitutes, alone or together with the foregoing, an “offering memorandum” (as defined in applicable Canadian

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Securities Laws) and any amendment to any of the foregoing, is required to be delivered to the applicable securities commission in one or more of the Applicable Provinces within a prescribed period following the issue of the Notes; and (ii) any other disclosure document delivered to Purchasers of Notes in the Province of Québec and any amendment to any of the foregoing, is required to be delivered to the Autorité des marchés financiers without delay following the issue of the Notes.

9.                                      The issuance of the Conversion Shares by the Company to holders of Notes in the Applicable Provinces upon the due exercise of the Notes in accordance with the terms of the Indenture and the Notes is exempt from the prospectus requirements of the Canadian Securities Laws, and no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained by the Company under the Canadian Securities Laws to permit such issuance of the Conversion Shares.

10.                               The first trade of the Notes and the Conversion Shares will be a distribution pursuant to applicable Canadian Securities Laws, unless, at the time of such trade:

(a)                                 the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(b)                                 at least four months have elapsed from the “distribution date” as defined in National Instrument 45-102-Resale of Securities (“NI 45-102”);

(c)                                  the certificates representing the Notes or, if issued within four months after the date hereof, the Conversion Shares were issued carrying the legend, or an ownership statement issued under a direct registration system or other electronic book entry system acceptable to the relevant securities regulatory authority bears the legend restriction notation, required by subsection 2.5(2)3(i) of NI 45-102;

(d)                                 such trade is not a “control distribution” as defined in NI 45-102;

(e)                                  no unusual effort is made to prepare the market or to create a demand for the Notes or the Shares;

(f)                                   no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(g)                                  if the selling securityholder is an insider (as defined under Canadian Securities Laws) or officer of the Company, the selling securityholder has no reasonable grounds to believe that the Company is in default of securities legislation.

11.                               The statements in the Canadian Final Offering Memorandum under the heading “Certain Canadian Federal Income Tax Considerations” present a fair and adequate summary as at the date hereof of the principal Canadian federal income tax considerations arising under the Income Tax Act (Canada) generally applicable to the acquisition, holding and disposition of the Notes and the Conversion Shares, subject to the qualifications, assumptions, limitations and understandings respectively set out therein.

12.                               No stamp or transfer taxes are payable by the Initial Purchaser under the federal legislation of Canada in connection with the sale and delivery by the Company of the Notes as contemplated in

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the Purchase Agreement to the Initial Purchaser or the sale and delivery outside of Canada by Initial Purchaser of the Notes as contemplated in the Purchase Agreement.

13.                               The listing of the Conversion Shares for trading on the TSX has been conditionally approved by the TSX, subject to the Company fulfilling the conditions set forth in the TSX Letter.

14.                               Subject to any conditions or restrictions contained in the Agreements and subject as provided below, an action to enforce the Agreements against the Company could be commenced by the Purchasers in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”), in which event an Ontario Court would recognize the choice of New York Law as a valid choice of law to govern the Agreements and would apply New York Law to all issues that an Ontario Court characterized as substantive under the conflict of laws’ rules of Ontario Law, assuming that:

(a)                                 such choice of law was made bona fide (without limiting the foregoing, such choice of law was not made for the purpose of avoiding the mandatory laws of any other jurisdiction);

(b)                                 such New York Law is not of a revenue, expropriatory, penal, criminal or similar nature;

(c)                                  there is no reason for avoiding such choice of law on the grounds of public policy in the Province of Ontario as determined by an Ontario Court;

(d)                                 New York Law is not an assertion of sovereign power of a political nature by New York or the United States of America; and

(e)                                  New York Law was specifically pleaded and proved as a question of fact before the Ontario Court. The Ontario Court will not take judicial notice of the provisions of New York Law and will only apply such provisions to the extent that they are proven to its satisfaction by expert testimony.

An Ontario Court will, however, apply Ontario Law to those issues that the Ontario Court characterizes as procedural or administrative under the conflicts of laws’ rules of Ontario Law.  In addition, no opinion is expressed as to whether remedies available under New York Law would be available from an Ontario Court.

15.                               Any subsisting in personam judgment (a “New York Judgment”) obtained by the Purchasers against the Company in any action taken in the courts of the State of New York sitting in New York County or the courts of the United States District Court for the Southern District of New York (a “New York Court”) to enforce the obligations of the Company under the Agreements to which it is party would be recognized and enforced by an Ontario Court in a separate Ontario action without re-examination of the merits of the New York action, if each of the following criteria is satisfied:

(a)                                 the New York Judgment was for a debt or fixed sum of money other than a judgment in proceedings of a revenue, expropriatory, penal, criminal or similar nature;

(b)                                 the New York Judgment is final and conclusive where rendered;

(c)                                  the New York Court that rendered the New York Judgment has jurisdiction over the Company and the subject matter of the applicable Agreement;

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(d)                                 the New York Judgment does not conflict with another final and conclusive judgment in the same cause of action;

(e)                                  the New York Judgment was not obtained by fraud or trick;

(f)                                   the claim for relief on which the New York Judgment is based and enforcement of the New York Judgment in Ontario are not repugnant to public policy under Ontario Law;

(g)                                  the New York Court rendering the New York Judgment was impartial and provided procedures compatible with the due process standards of an Ontario Court and, without limiting the foregoing:

(i)                                     the proceedings leading to the New York Judgment are not contrary to the rules of natural justice, and

(ii)                                  the Company received sufficient notice of the proceedings in the New York Court to enable it to defend the action in which the New York Judgment was rendered;

(h)                                 the proceedings in the New York Court are not contrary to an agreement between the parties under which the dispute in question was to be settled otherwise than by proceedings in the New York Court;

(i)                                     if the jurisdiction in the New York Court was based on personal service alone, the New York Court was not a seriously inconvenient forum for the trial of the action;

(j)                                    no new, admissible evidence relevant to the New York Judgment is discovered before the Ontario Court renders judgment;

(k)                                 the procedural rules for commencement and maintenance of the enforcement proceedings in Ontario have been observed;

(l)                                     there is no manifest error on the face of the New York Judgment;

(m)                             the enforcement of the judgment would not be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments, laws and directives having effects on competition in Canada or the Governor-in-Council under the United Nations Act (Canada) or the Special Economic Measures Act (Canada); and

(n)                                 any action to enforce the New York Judgment in an Ontario Court must be commenced within the applicable limitation period under the Limitations Act, 2002 (Ontario).

16.                               Under Ontario Law it is not necessary for the legality, validity, enforceability or admissibility into evidence of the Agreements that the Agreements be filed or recorded with any court, public office or other authority in the Province of Ontario or Canada, or that any stamp, registration, filing or other duty be paid thereon under Ontario Law (other than payment of such customary court filing fees as are required under Ontario Law in conjunction with the enforcement of an action on any of the Agreements before an Ontario Court).

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EXHIBIT C

OPINION OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1.                                      The Notes (to the extent execution and delivery are governed by the laws of the State of New York) have been duly executed and delivered by the Company, and when duly issued and delivered by the Company against payment as provided in the Purchase Agreement, will constitute the legal, valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except that the enforceability of the Notes may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), provided that we express no opinion as to the validity, legally binding effect or enforceability of Section [  ] of the Indenture or any related provision in the Notes that requires or relates to adjustments to the conversion rate in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or forfeiture; and the Notes, when issued and delivered, will conform in all material respects to the description contained in the Pricing Disclosure Package and the Final Memorandum under the caption “Description of Notes.”

2.                                      The Indenture (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.  The Indenture constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability of the Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), provided that we express no opinion as to the validity, legally binding effect or enforceability of Section [  ] of the Indenture or any related provision in the Notes that requires or relates to adjustments to the conversion rate in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or forfeiture; and the Indenture conforms in all material respects to its description contained in the Pricing Disclosure Package and the Final Memorandum under the caption “Description of Notes.”

3.                                      The Purchase Agreement (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

4.                                      The Exchange Agreements (to the extent execution and delivery are governed by the laws of the State of New York) have been duly executed and delivered by the Company.  The Exchange Agreements constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability of the Exchange Agreements may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting

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creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

5.                                      The statements in the Pricing Disclosure Package and the Final Memorandum under the heading “Certain U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects.

6.                                      Based upon the representations, warranties and agreements contained in the Purchase Agreement and the Exchange Agreements, it is not necessary in connection with (i) the offer, sale and delivery of the Notes to the Initial Purchaser under the Purchase Agreement, (ii) the initial resale of the Notes by the Initial Purchaser, (iii) the issuance of Notes pursuant to the Exchange or (iv) the conversion of the Notes into Shares by Holders of the Notes, in each case in accordance with the Purchase Agreement, the Exchange Agreements, the Indenture and the Notes, as applicable, to register the Notes or the Shares under the Act or to qualify the Indenture under the Trust Indenture Act, it being understood that such counsel expresses no opinion as to any subsequent resale of the Notes or Shares that may be issued upon conversion of the Notes.

7.                                      The issuance and sale of the Notes, the issuance of Shares upon conversion of the Notes and the performance by the Company of its obligations under the Purchase Agreement, the Exchange Agreements, the Indenture and the Notes will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”) in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Purchase Agreement, the Exchange Agreements, the Indenture and the Notes.  For purposes of this letter, the term “Applicable Law” does not include federal securities laws or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Indenture, the Notes, the issuance of Shares upon conversion of the Notes, the Purchase Agreement, the Exchange Agreements or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Purchase Agreement, the Exchange Agreements, the Indenture or the Notes or any of its affiliates due to the specific assets or business of such party or such affiliate.

8.                                      No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Company under Applicable Law for the issuance or sale of the Notes, the issuance of Shares upon conversion of the Notes or the performance by the Company of its obligations under the Purchase Agreement, the Exchange Agreements, the Indenture and the Notes.  For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

9.                                      The execution and delivery by the Company of each of the Purchase Agreement, the Exchange Agreements, the Indenture and the Notes and the performance by the Company of its obligations thereunder do not violate Regulations U or X of the Board of Governors

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of the Federal Reserve System of the United States.  For purposes of its opinion, such counsel will have assumed, without independent investigation, that (i) the proceeds of the offering and sale of the Notes will not be used, whether immediately, incidentally or ultimately, to purchase or carry “margin stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System; and (ii) the Initial Purchaser is not a “creditor” as defined in Regulation T of the Board of Governors of the Federal Reserve System.

10.                               The Company is not and, after giving effect to the offering and sale of the Notes, and the application of their proceeds as described in the Preliminary Memorandum and the Final Memorandum under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

In addition, such counsel shall also state in a separate letter:

“The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information.  In addition, many determinations involved in the preparation of the Preliminary Memorandum regarding the Notes, dated [•], 2016 (together with the documents incorporated by reference therein, the “Preliminary Memorandum”), and the Final Memorandum regarding the Notes, dated [•], 2016 (together with the documents incorporated by reference therein, the “Final Memorandum”), are of a wholly or partially non-legal character or relate to legal matters outside the scope of the Opinion.  Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Preliminary Memorandum, the Final Memorandum or the documents incorporated by reference therein (other than as explicitly stated in paragraphs 1, 2 and 5 of the Opinion).  The documents incorporated by reference into the Preliminary Memorandum and the Final Memorandum were prepared by the Company without such counsel’s participation.

In the course of acting as special U.S. counsel to the Company in connection with the offering of the Notes, we have participated in conferences and telephone conversations with officers and other representatives of the Company, its Canadian counsel, your representatives and your legal counsel and the independent registered public accountants for the Company during which conferences and conversations the contents of the Preliminary Memorandum and the Final Memorandum and related matters were discussed.  Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) as of the Applicable Time, the Preliminary Memorandum, when taken together with the Pricing Information (as defined below) (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), [•], independent qualified persons, in reliance on the authority of such persons as “experts” within the meaning of the Act,

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as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (ii) as of the date of the Final Memorandum or at the Time of Delivery (as defined below), the Final Memorandum (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), [•], independent qualified persons, in reliance on the authority of such persons as “experts” within the meaning of the Act, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  For purposes of this letter, the term “Applicable Time” means [•][a.m.][p.m.] (New York time) on July [•], 2016, the term “Time of Delivery” means [9:00 a.m.] (New York time) on July [•], 2016 and the term “Pricing Information” means the information set forth in the Pricing Term Sheet attached hereto as Annex A.

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EXHIBIT D

OFFICER’S CERTIFICATE

The undersigned, [•], [•] of Golden Star Resources Ltd., a Canadian corporation (the “Company”), on behalf of the Company, does hereby certify pursuant to Section 7(g) of that certain Purchase Agreement dated [•], 2016 (the “Purchase Agreement”) between the Company and BMO Capital Markets Corp., that as of [•], 2016:

11.                               He has reviewed the Pricing Disclosure Package and the Final Memorandum.

12.                               The representations and warranties of the Company as set forth in the Purchase Agreement are true and correct as of the date hereof and as if made on the date hereof.

13.                               The Company has performed in all material respects all of its obligations under the Purchase Agreement as are to be performed at or before the date hereof.

14.                               The conditions set forth in paragraphs (g) and (m) of Section 7 of the Purchase Agreement have been met.

Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Purchase Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned have hereunto set their hands on this [•], 2016.

Name:
Title:

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